UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 6

(RULE 14D-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TELECOM ARGENTINA S.A.

(Name of Subject Company (Issuer))

FINTECH TELECOM, LLC

FINTECH ADVISORY INC.

DAVID MARTÍNEZ

(Name of Filing Persons (Offerors))

Class B Shares, par value 1 Peso per share and

American Depositary Shares, each representing five Class B Shares

(Title of Class of Securities)

Class B Shares (ISIN ARP9028N1016)

American Depositary Shares (879273209)

(CUSIP Number of Class of Securities)

Julio R. Rodriguez, Jr.

c/o Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

on behalf of the Filing Persons)

With copies to:

Richard J. Cooper, Esq.

Adam J. Brenneman, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$1,616,962,460.15	US$162,828.12

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)          Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Class B Shares (including Class B shares underlying the American Depositary Shares), other than Class B Shares and ADSs owned directly or indirectly by the Filing Person at a purchase price of US$3.925 in cash per Class B Share. As of December 31, 2015, there were 466,883,425 outstanding Class B Shares (including Class B Shares underlying the American Depositary Shares), of which 54,918,467 Class B Shares (including Class B Shares underlying the American Depositary Shares) are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 448,797,366 outstanding Class B Shares (including Class B Shares underlying American Depositary Shares).

(2)          The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.0001007 of the transaction valuation.

Amount Previously Paid:US$162,828.12	Filing Party: Fintech Telecom, LLC
Form or Registration No.:005-49901	Date Filed: July 22, 2016

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third party tender offer subject to Rule 14d-1.

☐             issuer tender offer subject to 13e-4.

☒           going-private transaction subject to Rule 13e-3.

☐             amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒           Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on a combined Schedule TO and Schedule 13E-3 under cover of Schedule TO originally filed on July 22, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by FTL, FAI and David Martínez (the “Bidders”) and relates to the offer by the Bidders to purchase any and all outstanding Class B shares, par value Ps. 1.00 per share (the “Class B Shares”), including Class B Shares represented by American Depositary Shares (“ADSs”), of Telecom Argentina S.A., a corporation organized under the laws of the Republic of Argentina (“TEO”).

The offer is being made on the terms and conditions set forth in the offer to purchase dated September 15, 2016 (the “U.S. Offer to Purchase”) attached hereto as Exhibit (a)(1)(i) and incorporated herein by reference and in the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”). The U.S. Offer is being made in conjunction with an offer by the FTL in Argentina for all outstanding Class B Shares (but not ADSs) (the “Argentine Offer,” and together with the U.S. Offer, the “Offers”). The price offered in the Argentine Offer is the same as the Offer Price in the U.S. Offer, payable in Argentine pesos or, at the election of the holders with U.S. dollar financial accounts, payable in U.S. dollars in the case of the Argentine Offer. The Bidders do not intend to change the Offer Price and, while the Offers are open, will not purchase or make any arrangements to purchase Securities, other than pursuant to the Offers. This Schedule TO is intended solely for holders of Class B Shares that are U.S. residents (under the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) and holders of ADSs representing Class B Shares wherever located.  The information set forth in the U.S. Offer to Purchase is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO. This Schedule TO is being filed on behalf of the Bidders.

This Amendment is being filed to amend and supplement Items 1, 4, 11 and 12 as reflected below. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; Additional Information.

The last paragraph in each of Items 1, 4 and 11 of the Schedule TO is hereby amended and replaced as follows:

On October 28, 2016, the Bidders announced a third extension of the expiration of the U.S. Offer until 5:00 p.m., New York City time on November 23, 2016, unless further extended (the “Third New Expiration Time”). The deadline for holders to submit tax cost certificates in respect of Argentine capital gains tax withholding to the U.S. Receiving Agent is 11:59 p.m., New York City time, on November 16, 2016, which is the date that is five business days prior to the Third New Expiration Time.

The press release announcing the extension of the U.S. Offer is incorporated by reference herein as Exhibit (a)(1)(xviii).

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated September 15, 2016 (incorporated herein by reference to Exhibit (a)(1)(i) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(ii)	U.S. Form of Acceptance for Shares (incorporated herein by reference to Exhibit (a)(1)(ii) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(iii)	U.S. Form of Withdrawal for Shares (incorporated herein by reference to Exhibit (a)(1)(iiii) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(iv)	Form of Letter of Transmittal with respect to the ADSs (incorporated herein by reference to Exhibit (a)(1)(iv) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(v)	Form of Letter to Broker for ADSs (incorporated herein by reference to Exhibit (a)(1)(v) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(vi)	Form of Letter to Clients for use by Broker for ADSs (incorporated herein by reference to Exhibit (a)(1)(vi) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(vii)	Form of Letter to Broker for Shares (incorporated herein by reference to Exhibit (a)(1)(vii) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(viii)	Form of Letter to Clients for use by Broker for Shares (incorporated herein by reference to Exhibit (a)(1)(viii) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(ix)

Notice of Offer to Purchase Shares of Class B Shares Issued by FTL, as made public on February 24, 2016. (English translation) (incorporated herein by reference to Exhibit 1 of the FTL’s pre-commencement communication filing on Schedule TO on February 24, 2016).

(a)(1)(x)	Form of summary advertisement published on September 15, 2016 (incorporated herein by reference to Exhibit (a)(1)(x) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(xi)	Text of Press Release issued by the Bidders on September 15, 2016 (incorporated herein by reference to Exhibit (a)(1)(xi) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(xii)

Notice in Argentina of Mandatory Tender Offer in respect of Class B Shares listed in “Mercado de Valores de Buenos Aires S.A.” issued by Telecom Argentina S.A., as made public on September 14, 2016 (English translation) (incorporated herein by reference to Exhibit 99.1 of FTL’s pre-commencement communication filing on Schedule TO-C on September 14, 2016).

(a)(1)(xiii)

“Fintech Telecom and Affiliates Announce Extension of Tender Offer for Class B Shares and ADSs of Telecom Argentina” issued by the Bidders on October 5, 2016 (incorporated herein by reference to Exhibit (a)(1)(xiii) to FTL’s report on Schedule TO filed on October 5, 2016).

(a)(1)(xiv)

Notice in Argentina of Mandatory Tender Offer in respect of Class B Shares listed in “Mercado de Valores de Buenos Aires S.A.” issued by Telecom Argentina S.A., as made public on October 5, 2016 (English translation) (incorporated herein by reference to Exhibit (a)(1)(xiv) to FTL’s report on Schedule TO filed on October 5, 2016).

(a)(1)(xv)

“Fintech Telecom and Affiliates Announce Second Extension of Tender Offer for Class B Shares and ADSs of Telecom Argentina” issued by the Bidders on October 21, 2016 (incorporated herein by reference to Exhibit (a)(1)(xv) to FTL’s report on Schedule TO filed on October 25, 2016).

(a)(1)(xvi)

“Fintech Telecom and Affiliates to Hold an Investor Call on the Tender Offer for Class B Shares and ADSs of Telecom Argentina” issued by the Bidders on October 21, 2016 (incorporated herein by reference to Exhibit (a)(1)(xvi) to FTL’s report on Schedule TO filed on October 25, 2016).

(a)(1)(xvii)

“Fintech Telecom and Affiliates Release Investor FAQs on the Tender Offer for Class B Shares and ADSs of Telecom Argentina” issued by the Bidders on October 24, 2016 (incorporated herein by reference to Exhibit (a)(1)(xvii) to FTL’s report on Schedule TO filed on October 25, 2016).

(a)(1)(xviii)

“Fintech Telecom and Affiliates Announce Third Extension of Tender Offer for Class B Shares and ADSs of Telecom Argentina and Release Additional Investor FAQs” issued by the Bidders on October 28, 2016 (incorporated herein by reference to Exhibit (a)(1)(xviii) to FTL’s report on Schedule TO filed on October 28, 2016).

(a)(1)(xix)

Transcript of Investor Call on the Tender Offer for Class B Shares and ADSs of Telecom Argentina on October 26, 2016 (incorporated herein by reference to Exhibit (a)(1)(xix) to FTL’s report on Schedule TO filed on October 28, 2016).

(b)(i)

Amended and Restated Master Financing Agreement, dated as of March 16, 2016, between FIL and FAI (incorporated herein by reference to Exhibit 14 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(c)(i)

Valuation Report issued by Quantum Finanzas, S.A., an independent firm, dated March 17, 2016 (English translation) (incorporated herein by reference to Item 4 of TEO’s report on Form 6-K furnished to the SEC on April 5, 2016).

(c)(ii)

Valuation Report issued by Buenos Aires Advisors, S.C., an independent firm, dated February 23, 2016 (English translation) (incorporated herein by reference to Item 5 of TEO’s report on Form 6-K furnished to the SEC on April 5, 2016).

(c)(iii)

Valuation Report issued by Columbus MB, S.A., an independent firm, dated March 9, 2016 (English translation) (incorporated herein by reference to Item 6 of TEO’s report on Form 6-K furnished to the SEC on April 5, 2016).

(d)(i)

Amended and Restated Deed of Adherence, dated as of October 24, 2014, among the TI Entities, the FTL and the Werthein Group (incorporated herein by reference to Exhibit 1 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(ii)

Amended and Restated Drag Waiver Memorandum of Understanding, dated as of October 24, 2014, among W de Argentina — Inversiones S.A., Los W S.A., Messrs. Daniel Werthein, Adrian Werthein, Gerardo Werthein and Dario Werthein, and the TI Entities (incorporated herein by reference to Exhibit 2 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(iii)

Amended and Restated Guaranty, dated as of October 24, 2014, among the FTL and the TI Entities (incorporated herein by reference to Exhibit 3 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(iv)

Amended and Restated Mutual Shareholder Release, dated as of October 24, 2014, among the TI Entities and the Werthein Group (incorporated herein by reference to Exhibit 4 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(v)

Amended and Restated Stock Purchase Agreement, dated as of October 24, 2014, among the FTL, the TI Entities and TAR (incorporated herein by reference to Exhibit 5 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(vi)

Amended and Restated Third Amendment to the Shareholders’ Agreement, dated as of October 24, 2014, among the TI Entities and the Werthein Group (incorporated herein by reference to Exhibit 6 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(vii)

Amended and Restated Transition Services Memorandum of Understanding, dated as of October 24, 2014, among the FTL and the TI Entities (incorporated herein by reference to Exhibit 7 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(viii)

Amended and Restated Waiver, dated as of October 24, 2014, among the TI Entities and the Werthein Group, acknowledged by the FTL (incorporated herein by reference to Exhibit 8 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(ix)

Drag Rights Letter Agreement, dated as of October 24, 2014, among the FTL, the TI Entities and the Werthein Group (incorporated herein by reference to Exhibit 9 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(x)

Note Purchase Agreement, dated as of October 24, 2014, between TII and the FTL (incorporated herein by reference to Exhibit 10 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xi)

Purchase Release, dated as of October 24, 2014, among the TI Entities and the FTL (incorporated herein by reference to Exhibit 11 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xii)

Note Pledge Agreement, dated as of October 29, 2014, among the FTL and the TI Entities (incorporated herein by reference to Exhibit 12 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xiii)	Replacement Note, dated as of March 8, 2016, issued by TII (incorporated herein by reference to Exhibit 13 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xiv)

Amendment No. 1 to the Amended and Restated Transition Services Memorandum of Understanding, dated as of June 8, 2016, among the TI Entities and the Bidders (incorporated herein by reference to Exhibit (d)(xiv) to FTL’s report on Schedule TO furnished to the SEC on July 22, 2016).

(d)(xv)

Tender Offer Commitment Letter, dated as of August 19, 2016, from Fintech Investments Ltd. to FAI (incorporated herein by reference to Exhibit (d)(xiv) to FTL’s report on Schedule TO furnished to the SEC on August 19, 2016).

(f)	Not Applicable.

(g)	None.

(h)	None.

Item 13.  Information Required by Schedule 13E-3.

The information set forth in the U.S. Offer to Purchase is incorporated by reference herein in answer to Items 1 through 16 of Schedule 13E-3, except to those items as to which information is specifically provided below.

Item 2 to Schedule 13E-3. Subject Company Information

(e)	Prior Public Offerings: None.

Item 13 to Schedule 13E-3. Financial Information

(a)(1)	TEO’s audited consolidated financial statements included in pp. F-1 to F-98 of its annual report on Form 20-F for the fiscal year ended December 31, 2015 are incorporated herein by reference.

(a)(2)	Financial Information: Not Applicable.

(b)	Pro forma financial information: Not Applicable.

The financial information incorporated herein by reference may be obtained in the manner described under “Where You Can Find More Information About TEO” in “THE TENDER OFFER - Section 8. Certain Information About TEO” of the U.S. Offer to Purchase.

Item 14 to Schedule 13E-3. Persons/Assets, Retained, Employed, Compensated or Used.

(b)	Employees and Corporate Assets: None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2016

DAVID MARTÍNEZ

	By:	/s/ David Martínez

FINTECH ADVISORY, INC.

	By:	/s/ David Martínez
	Name:	David Martínez

	Title:	Chairman

FINTECH TELECOM LLC

	By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.

	Title:	Authorized Signatory

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated September 15, 2016 (incorporated herein by reference to Exhibit (a)(1)(i) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(ii)	U.S. Form of Acceptance for Shares (incorporated herein by reference to Exhibit (a)(1)(ii) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(iii)	U.S. Form of Withdrawal for Shares (incorporated herein by reference to Exhibit (a)(1)(iiii) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(iv)	Form of Letter of Transmittal with respect to the ADSs (incorporated herein by reference to Exhibit (a)(1)(iv) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(v)	Form of Letter to Broker for ADSs (incorporated herein by reference to Exhibit (a)(1)(v) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(vi)	Form of Letter to Clients for use by Broker for ADSs (incorporated herein by reference to Exhibit (a)(1)(vi) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(vii)	Form of Letter to Broker for Shares (incorporated herein by reference to Exhibit (a)(1)(vii) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(viii)	Form of Letter to Clients for use by Broker for Shares (incorporated herein by reference to Exhibit (a)(1)(viii) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(ix)

Notice of Offer to Purchase Shares of Class B Shares Issued by FTL, as made public on February 24, 2016. (English translation) (incorporated herein by reference to Exhibit 1 of the FTL’s pre-commencement communication filing on Schedule TO on February 24, 2016).

(a)(1)(x)	Form of summary advertisement published on September 15, 2016 (incorporated herein by reference to Exhibit (a)(1)(x) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(xi)	Text of Press Release issued by the Bidders on September 15, 2016 (incorporated herein by reference to Exhibit (a)(1)(xi) to FTL’s report on Schedule TO filed on September 15, 2016).

(a)(1)(xii)

Notice in Argentina of Mandatory Tender Offer in respect of Class B Shares listed in “Mercado de Valores de Buenos Aires S.A.” issued by Telecom Argentina S.A., as made public on September 14, 2016 (English translation) (incorporated herein by reference to Exhibit 99.1 of FTL’s pre-commencement communication filing on Schedule TO-C on September 14, 2016).

(a)(1)(xiii)

“Fintech Telecom and Affiliates Announce Extension of Tender Offer for Class B Shares and ADSs of Telecom Argentina” issued by the Bidders on October 5, 2016 (incorporated herein by reference to Exhibit (a)(1)(xiii) to FTL’s report on Schedule TO filed on October 5, 2016).

(a)(1)(xiv)

Notice in Argentina of Mandatory Tender Offer in respect of Class B Shares listed in “Mercado de Valores de Buenos Aires S.A.” issued by Telecom Argentina S.A., as made public on October 5, 2016 (English translation) (incorporated herein by reference to Exhibit (a)(1)(xiv) to FTL’s report on Schedule TO filed on October 5, 2016).

(a)(1)(xv)

“Fintech Telecom and Affiliates Announce Second Extension of Tender Offer for Class B Shares and ADSs of Telecom Argentina” issued by the Bidders on October 21, 2016 (incorporated herein by reference to Exhibit (a)(1)(xv) to FTL’s report on Schedule TO filed on October 25, 2016).

(a)(1)(xvi)

“Fintech Telecom and Affiliates to Hold an Investor Call on the Tender Offer for Class B Shares and ADSs of Telecom Argentina” issued by the Bidders on October 21, 2016 (incorporated herein by reference to Exhibit (a)(1)(xvi) to FTL’s report on Schedule TO filed on October 25, 2016).

(a)(1)(xvii)

“Fintech Telecom and Affiliates Release Investor FAQs on the Tender Offer for Class B Shares and ADSs of Telecom Argentina” issued by the Bidders on October 24, 2016 (incorporated herein by reference to Exhibit (a)(1)(xvii) to FTL’s report on Schedule TO filed on October 25, 2016).

(a)(1)(xviii)

“Fintech Telecom and Affiliates Announce Third Extension of Tender Offer for Class B Shares and ADSs of Telecom Argentina and Release Additional Investor FAQs” issued by the Bidders on October 28, 2016 (incorporated herein by reference to Exhibit (a)(1)(xviii) to FTL’s report on Schedule TO filed on October 28, 2016).

(a)(1)(xix)

Transcript of Investor Call on the Tender Offer for Class B Shares and ADSs of Telecom Argentina on October 26, 2016 (incorporated herein by reference to Exhibit (a)(1)(xix) to FTL’s report on Schedule TO filed on October 28, 2016).

(b)(i)

Amended and Restated Master Financing Agreement, dated as of March 16, 2016, between FIL and FAI (incorporated herein by reference to Exhibit 14 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(c)(i)

Valuation Report issued by Quantum Finanzas, S.A., an independent firm, dated March 17, 2016 (English translation) (incorporated herein by reference to Item 4 of TEO’s report on Form 6-K furnished to the SEC on April 5, 2016).

(c)(ii)

Valuation Report issued by Buenos Aires Advisors, S.C., an independent firm, dated February 23, 2016 (English translation) (incorporated herein by reference to Item 5 of TEO’s report on Form 6-K furnished to the SEC on April 5, 2016).

(c)(iii)

Valuation Report issued by Columbus MB, S.A., an independent firm, dated March 9, 2016 (English translation) (incorporated herein by reference to Item 6 of TEO’s report on Form 6-K furnished to the SEC on April 5, 2016).

(d)(i)

Amended and Restated Deed of Adherence, dated as of October 24, 2014, among the TI Entities, the FTL and the Werthein Group (incorporated herein by reference to Exhibit 1 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(ii)

Amended and Restated Drag Waiver Memorandum of Understanding, dated as of October 24, 2014, among W de Argentina — Inversiones S.A., Los W S.A., Messrs. Daniel Werthein, Adrian Werthein, Gerardo Werthein and Dario Werthein, and the TI Entities (incorporated herein by reference to Exhibit 2 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(iii)

Amended and Restated Guaranty, dated as of October 24, 2014, among the FTL and the TI Entities (incorporated herein by reference to Exhibit 3 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(iv)

Amended and Restated Mutual Shareholder Release, dated as of October 24, 2014, among the TI Entities and the Werthein Group (incorporated herein by reference to Exhibit 4 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(v)

Amended and Restated Stock Purchase Agreement, dated as of October 24, 2014, among the FTL, the TI Entities and TAR (incorporated herein by reference to Exhibit 5 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(vi)

Amended and Restated Third Amendment to the Shareholders’ Agreement, dated as of October 24, 2014, among the TI Entities and the Werthein Group (incorporated herein by reference to Exhibit 6 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(vii)

Amended and Restated Transition Services Memorandum of Understanding, dated as of October 24, 2014, among the FTL and the TI Entities (incorporated herein by reference to Exhibit 7 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(viii)

Amended and Restated Waiver, dated as of October 24, 2014, among the TI Entities and the Werthein Group, acknowledged by the FTL (incorporated herein by reference to Exhibit 8 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(ix)

Drag Rights Letter Agreement, dated as of October 24, 2014, among the FTL, the TI Entities and the Werthein Group (incorporated herein by reference to Exhibit 9 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(x)

Note Purchase Agreement, dated as of October 24, 2014, between TII and the FTL (incorporated herein by reference to Exhibit 10 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xi)

Purchase Release, dated as of October 24, 2014, among the TI Entities and the FTL (incorporated herein by reference to Exhibit 11 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xii)

Note Pledge Agreement, dated as of October 29, 2014, among the FTL and the TI Entities (incorporated herein by reference to Exhibit 12 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xiii)	Replacement Note, dated as of March 8, 2016, issued by TII (incorporated herein by reference to Exhibit 13 of the FTL’s report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xiv)

Amendment No. 1 to the Amended and Restated Transition Services Memorandum of Understanding, dated as of June 8, 2016, among the TI Entities and the Bidders (incorporated herein by reference to Exhibit (d)(xiv) to FTL’s report on Schedule TO furnished to the SEC on July 22, 2016).

(d)(xv)

Tender Offer Commitment Letter, dated as of August 19, 2016, from Fintech Investments Ltd. to FAI (incorporated herein by reference to Exhibit (d)(xiv) to FTL’s report on Schedule TO furnished to the SEC on August 19, 2016).

(f)	Not Applicable.

(g)	None.

(h)	None.